UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May, 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Expands Its Managed Connectivity Services Offering with Acquisition of Accel Networks

Sierra Wireless agrees to purchase Florida-based Accel Networks, a leading provider of 4G LTE managed connectivity service for distributed enterprises.

VANCOUVER, British Columbia & ST. PETERSBURG, Fla.--(BUSINESS WIRE)--May 7, 2015--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) and Accel Networks today announced that Sierra Wireless has entered into a definitive agreement to acquire Accel. The transaction is expected to close in June 2015.

“We are excited to join forces with our long-time partner Accel Networks as we see strong strategic alignment providing secure, managed connectivity solutions for the distributed enterprise, as well as for the broader Internet of Things,” said Jason Cohenour, President and CEO of Sierra Wireless. “With a proven managed connectivity service adopted by hundreds of enterprises in the U.S., the addition of Accel will accelerate our device-to-cloud strategy and add significant scale and capabilities to our services business.”

Accel Networks provides primary and back-up connectivity services to more than 300 enterprise customers in sectors such as retail, finance, security, energy, and hospitality. With 4G LTE providing high connectivity speeds and legacy carriers transitioning away from copper-based networks, many enterprises are adopting wireless connectivity. Accel enables this migration without sacrificing reliability or performance. Accel’s managed connectivity service and wireless link optimization solution transforms a cellular link into an enterprise-class last-mile connection that equals or exceeds terrestrial broadband.

“Since founding the company in 2002, we have been successful in building a strong customer base by developing solutions that overcome the challenges of utilizing cellular for mission-critical networking and by delivering robust indoor connectivity in a highly cost-effective manner,” said Mark Gianinni, co-founder and CEO of Accel Networks. “Looking forward, we are excited to join Sierra Wireless to further expand our offering and accelerate our growth.”

Accel Networks provides a complete end-to-end solution – integrating 4G LTE gateways and the iMaestro™ antenna, with cloud-based radio frequency link optimization and remote management. Combined with high-speed LTE connectivity from leading network operators including AT&T, Verizon, and Sprint, the Accel solution enables distributed enterprises to rely on cellular-based connectivity for their most critical applications, including PCI-compliant secure communications. Accel deploys their managed connectivity services with customers directly, as well as with key channel partners such as Trextel.

“Accel Networks is an important partner for Trextel. The iMaestro platform, in combination with AT&T, powers our 4G LTE managed connectivity service offering,” said Jason Morrow, CEO of Trextel Solutions. “We are excited that Accel is joining Sierra Wireless and we look forward to working together to expand the offering and provide even more value for our customers.”

Accel Networks was founded in 2002 and is headquartered in Florida, with its primary operations center located in Georgia. The company currently employs 28 full time staff.

Additional information

Further details regarding the acquisition of Accel Networks will be provided on the company’s First Quarter earnings conference call at 5:30 PM Eastern time / 2:30 PM Pacific time today. To participate in this conference call, please dial the following number approximately 10 minutes prior to the starting time:

Toll-free (Canada and US): 1-877-201-0168
Alternate number: 1-647-788-4901
Conference ID: 92170371

A webcast presentation will also be available for viewing in conjunction with the conference call. To access the webcast, please follow the link below:

Sierra Wireless Q1 Conference Call and Webcast

For those unable to listen live, the webcast will remain available at the above link for one year following the call.

About Accel Networks

Accel Networks is a leader in managed cellular broadband technology and connectivity services in North America. Accel’s deep experience in providing cellular broadband to thousands of locations across the country resulted in the development of iMaestro™, Accel’s smart antenna and hosted RF optimization and management system. Through iMaestro™, Accel is unique in delivering consistent and robust cellular broadband experience across customer sites, enabling business to realize the promise of LTE as a converged voice and data solution that far surpasses the performance and cost effectiveness of wireline service.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Sharlene Myers, 604-232 1445
smyers@sierrawireless.com
or
Investors:
David Climie, 604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	May 7, 2015